Exhibit 99.1

Procaps Group Announces Termination of Acquisition Agreement with Grupo Somar

Company to Provide 2023 Value Creation Plan at J.P. Morgan Healthcare Conference

MIAMI, USA – BARRANQUILLA, COL – January 3, 2023 – Procaps Group, S.A. (NASDAQ: PROC) (“Procaps” or the “Company”), a leading integrated LatAm healthcare and pharmaceutical conglomerate, today announced the termination of its previously-reported definitive agreement (the “SPA”) to acquire Grupo Somar from the sellers under the SPA.

As previously reported, the closing of the acquisition of Grupo Somar by the Company was delayed indefinitely after the Company was informed by the sellers that a court in Mexico City issued an Embargo Precautorio affecting certain shares of capital stock of Grupo Somar in connection with a pending dispute that involves an investment by a fund managed by Advent International but that is otherwise unrelated to the sellers, Grupo Somar, the Company, or the acquisition.

The time required for resolution of the Embargo remains uncertain and is not in the Company’s control. Following the failure of the transaction to close on December 31, 2022, the Company provided the sellers a formal notice terminating the SPA in accordance with the terms thereof. Procaps remains open to discussing alternatives with the sellers but cannot provide any assurances regarding whether an acquisition of Grupo Somar by the Company will occur in the future.

“While we were disappointed with this outcome, we remain committed to our strategy of building an integrated healthcare organization that will capture the benefits of our organic and inorganic growth,” said Ruben Minski, Procaps Chief Executive Officer. “We believe we are well positioned to create sustainable value for our shareholders over the long-term as we build on our plans to drive growth, expand our portfolio and continue to focus on our roll-up strategy. We look forward to presenting our 2023 value creation initiatives at the J.P. Morgan Healthcare Conference next week.”

Procaps will present at the 2023 J.P. Morgan Healthcare Conference on Tuesday, January 10, 2023, at 8:00 am PST.

About Procaps Group

Procaps (NASDAQ: PROC) is a leading developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in the Americas and more than 5,300 employees working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) pharmaceutical products, prescription pharmaceutical drugs (Rx), nutritional supplements, and high-potency clinical solutions.

For more information, visit www.procapsgroup.com or Procaps’ investor relations website investor.procapsgroup.com.

Investor Contact:

Melissa Angelini

ir@procapsgroup.com

+1 754 260-6476

investor.procapsgroup.com

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include projected financial information; expectations related to the Company becoming one of the fastest growing pharmaceutical organizations in Latin America; expectations related to the closing of the Grupo Somar acquisition and timing; expectations related the consideration to be paid for the acquisition of Grupo Somar; expectation regarding Grupo Somar’s continued growth; expectations regarding the added value of the acquisition of Group Somar to the Company’s shareholders and anticipated long-term double-digit earnings accretion; expectations related to synergies, accelerated growth in the Mexican market and cross-selling cost efficiencies; and anticipated integration costs and synergies from the consolidation of Grupo Somar. Such forward-looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, and other aspects of the businesses of the Company are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to recognize the anticipated benefits of the acquisition of the Grupo Somar , the impact of COVID-19 and other potential future pandemics on the Company’s business, costs related to the acquisition and integration of the Grupo Somar, changes in applicable laws or regulations, the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those included under the header “Risk Factors” in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as the Company’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.